

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 28, 2008

By Facsimile and U.S. Mail

Mr. Roland M. Larsen
Chief Executive Officer
Royal Standard Minerals Inc.
3258 Mob Neck Road
Heathsville, Virginia 22473

> **Re:** **Royal Standard Minerals Inc.**
> **Form 20-F for the Fiscal Year Ended January 31, 2007**
> **Filed July 30, 2007**
> **Form 20-F/A for the Fiscal Year Ended January 31, 2007**
> **Filed January 18, 2008**
> **Response Letter Dated January 18, 2008**
> **File No. 000-28980**

Dear Mr. Larsen:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief